EXHIBIT 99.10
Notice to ASX/LSE
Shareholdings of persons discharging managerial
responsibility (PDMR) / Key Management Personnel (KMP)
21 October 2024
As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto
Limited securities by PDMRs / KMPs to both the Australian Securities Exchange (ASX) and the London
Stock Exchange (LSE).
Global Employee Share Plan (myShare)
Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of
10p each, Rio Tinto plc ADRs or Rio Tinto Limited ordinary shares. Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares or ADRs free of charge (‘matching shares’ and ‘matching ADRs’), conditional upon satisfying the terms of
myShare. The matching shares or matching ADRs are subject to a three year holding period, and vest after this period.
myShare vesting
On 18 October 2024, the following PDMR / KMP received their vested matching shares under
myShare, of which sufficient were sold on 18 October 2024 to pay applicable withholding taxes and other deductions.

Security	Name of PDMR / KMP	Number of matching shares originally awarded	Number of shares vested*	Number of shares sold	Price per share sold	Number of shares retained
Rio Tinto plc Shares	Baatar, Bold	7.425	9.2306	3.70724	GBP 50.109104	5.52336
Rio Tinto plc Shares	Cunningham, Peter	7.425	9.2306	3.876871	GBP 50.109104	5.353729
Rio Tinto Limited shares	Kaufman, Sinead	13.9562	16.6028	0	AUD 117.5058	16.6028
Rio Tinto plc Shares	Stausholm, Jakob	7.425	9.2306	3.876871	GBP 50.109104	5.353729
*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original matching shares awarded, in accordance with the plan rules.
Notice to ASX/LSE2 / 3
myShare purchase
On 17 October 2024, the following PDMR / KMP acquired shares under myShare and were allocated the same number of matching share awards.

Security	Name of PDMR / KMP	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	5.046888	5.046888	GBP 49.53547
Rio Tinto plc shares	Cunningham, Peter	7.570332	7.570332	GBP 49.53547
Rio Tinto Limited shares	Kaufman, Sinead	12.201792	12.201792	AUD 120.4741
Rio Tinto plc shares	Pécresse, Jérôme	15.213743	15.213743	GBP 49.53547
Rio Tinto plc shares	Stausholm, Jakob	7.570332	7.570332	GBP 49.53547
UK Share Plan (UKSP)
The UKSP is an HMRC approved Share Incentive Plan under which qualifying UK employees are able to purchase, on a quarterly basis, Rio Tinto plc shares. Rio Tinto plc shares are purchased out of monthly deductions from salary, and participants are allocated an equivalent number of shares free of charge (matching shares). Qualifying UK employees are also awarded Free Shares once a year.
On 17 October 2024, the following PDMR / KMP purchased shares under the UKSP and were allocated the same number of matching shares.

Security	Name of PDMR	Number of shares acquired	Number of matching shares awarded	Price per share
Rio Tinto plc shares	Baatar, Bold	5	5	GBP 49.53547
Rio Tinto plc shares	Stausholm, Jakob	8	8	GBP 49.53547
FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London
Stock Exchange contemporaneously with this release.
LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.
Notice to ASX/LSE3 / 3
Contacts
Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, United Kingdom Matthew Klar M +44 7796 630 637 David Outhwaite M +44 7787 597 493	Media Relations, Australia Matt Chambers M +61 433 525 739 Michelle Lee M +61 458 609 322 Rachel Pupazzoni M +61 438 875 469	Media Relations, Canada Simon Letendre M +1 514 796 4973 Malika Cherry M +1 418 592 7293 Vanessa Damha M +1 514 715 2152
Investor Relations, United Kingdom David Ovington M +44 7920 010 978 Laura Brooks M +44 7826 942 797 Wei Wei Hu M +44 7825 907 230	Investor Relations, Australia Tom Gallop M +61 439 353 948 Amar Jambaa M +61 472 865 948	Media Relations, US Jesse Riseborough M +1 202 394 9480
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 43, 120 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404
This announcement is authorised for release to the market by Andy Hodges, Rio Tinto’s Group Company
Secretary.
riotinto.com